SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]

Amendment No. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

SITO MOBILE LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82988R104

(CUSIP Number)

Stephen D. Baksa

2 Woods Lane

Chatham, NJ 07928

(973) 635-4710

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 82988R104

1.	Names of Reporting Persons Stephen D. Baksa

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,087,702

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,087,702

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,087,702

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.0%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is filed by Stephen D. Baksa to amend Items 1, 4 and 5 of the Schedule 13D filed by Baksa with the Securities and Exchange Commission (“Commission”) on November 14, 2011 in respect of the Common Stock of SITO Mobile Ltd. (then named Single Touch Systems, Inc.).  Items 1, 4 and 5 thereof are hereby amended to read in their entirety as set forth below.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share of SITO Mobile Ltd. (formerly known as Single Touch Systems, Inc.) (the “Issuer).  The Issuer’s principal executive offices are located at 100 Town Square Place, Suite 204, Jersey City, NJ 07310.

Item 4.	Purpose of Transaction.

Baksa acquired the securities described herein for investment purposes.  Baksa does not have any current plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)  Baksa beneficially owns 6,087,702 shares of the Issuer’s Common Stock, representing approximately 4.0% of the total outstanding shares as reported by the Issuer in its Form 10-Q for the quarter ended December 31, 2014.  This amount represents (i) 4,387,702 shares directly owned by Baksa and (ii) 1,700,000 shares issuable upon the exercise of warrants and options held by Baksa.

(b)  Baksa has the sole power to vote, or direct the vote, and the sole power to dispose, or to direct the disposition of, all 6,087,702 shares of Common Stock of which he is beneficial owner.

(c)  On or about October 15, 2014, the Issuer paid Baksa the principal and accrued interest on a Convertible Promissory Note (“Note”) upon maturity thereof.  Baksa’s right to convert the Note into 1,200,000 shares of Common Stock was extinguished upon payment of the Note.  As of January 1, 2015, Baksa resigned as trustee of trusts for the benefit of his adult children, which trusts held an aggregate of 1,377,332 shares of Common Stock.  Baksa disclaims beneficial ownership of the Common Stock held by such trusts.

(d)  Not applicable.

(e)  Baksa ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock on or about October 15, 2015, upon maturity and payment of the above-referenced Note.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2015

/s/ Stephen D. Baksa
STEPHEN D. BAKSA